Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated June 22, 2007 with respect to the consolidated balance sheets of TALX Corporation and subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of earnings, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended March 31, 2007, which report appears in the Current Report on Form 8-K/A of Equifax Inc. dated June 22, 2007, incorporated by reference in this registration statement on Form S-3, and to the reference to our firm under the heading “Experts” in the registration statement.

Our report refers to TALX Corporation’s adoption of the provisions of Statement of Financial Accounting Standards No. 123R “Share-Based Payment”, effective April 1, 2006.

/s/ KPMG LLP

St. Louis, Missouri
June 25, 2007